TRANSFORMATION


11007041


SEC MAIL PROCESSING
RECEIVED
APR 29 2011

ENDO PHARMACEUTICALS 2010 ANNUAL REPORT


TRANSFORMATION

IS ABOUT MORE THAN CHANGE.

CHANGE OFTEN IS SUPERFICIAL.

TRANSFORMATION IS PROFOUND AND LASTING. TRUE TRANSFORMATION NOT ONLY IS ABOUT WHO WE ARE AND WHO WE HOPE TO BE BUT ALSO ABOUT HOW WE GET THERE. TRANSFORMATION IS THE PROCESS OF BECOMING.



TO OUR SHAREHOLDERS

REVENUES INCREASED

17%


2010 $1.72 BILLION
2009 $1.46 BILLION

We had a remarkable year in 2010 with revenues of $1.72 billion and diluted earnings of $2.20 per share. These results reflect the substantial progress we have made transforming Endo from a leading provider of pain products to a diversified specialty and generics pharmaceutical company. We launched this transformation more than two years ago after undertaking a comprehensive strategic review of our company to see where our expertise in pain management would allow us to expand our business, increase revenues, and meet the growing demand for better healthcare efficiencies and outcomes.

Our solution was to diversify our business. Since 2008, we have expanded into new medical specialties, acquired companies, initiated research collaborations, and reorganized our entire R&D and sales organizations — which has reenergized our business, strengthened our core pain franchise, expanded our pipeline and product offerings and brought us closer to our customers. As a result, over the last three years our revenues have increased an average of 16 percent annually.

We believe the keys to our success have been our focus on sustainable long-term growth and the dedication and resourcefulness of our employees. Our focus on long-term growth has required a new flexibility to help us adapt to changes in patient demographics, healthcare delivery, the practice and economics of medicine, and an understanding of how payers look at healthcare and cost-containment. We also have looked at our business from the perspective of key stakeholders, including patients, healthcare providers and payers, to identify their unmet needs and learn how we can help address them.

Today, Endo operates in three key areas: branded pharmaceuticals, devices and services, and generics. In 2011, we expect to have another strong year with revenues of between $2.35 billion and $2.45 billion and reported (GAAP) diluted earnings per share of $2.43 to $2.53.

Pain products continue to form the core of Endo's branded pharmaceuticals business. LIDODERM® is performing well as a mature but still growing product in the post-herpetic neuralgia market, though it now represents a smaller percentage



"WE HAD A REMARKABLE YEAR IN 2010 WITH REVENUES OF $1.72 BILLION AND DILUTED EARNINGS OF $2.20 PER SHARE. THESE RESULTS REFLECT THE SUBSTANTIAL PROGRESS WE HAVE MADE TRANSFORMING ENDO FROM A LEADING PROVIDER OF PAIN PRODUCTS TO A DIVERSIFIED SPECIALTY AND GENERICS PHARMACEUTICAL COMPANY."

THE ACQUISITION OF QUALITEST MAKES ENDO THE

6TH

LARGEST GENERICS MANUFACTURER IN THE UNITED STATES

BRANDED DRUG SALES INCREASED

10%

of our total sales. The Opana® franchise grew more than 30 percent in 2010 as a result of effective contracting programs and successful promotional strategies targeting key physicians. Although we received a complete response letter regarding our application to market a new formulation of Opana® ER, we are confident that we can address the U.S. Food and Drug Administration's (FDA) comments and continue to grow this franchise through an effective life-cycle management strategy. Sales of Voltaren® Gel also accelerated in 2010, exceeding net sales growth of 30 percent last year.

Endo's recent acquisition of Penwest strengthened our core pain business by giving us additional flexibility and profitability in our opioid franchise. The acquisition allows us to maximize the value of Opana ER by eliminating future royalty payments to Penwest and gives us new drug delivery technologies to leverage across our business.

Our diversification beyond pain products into urology, oncology and endocrinology is enabling us to become a full-service provider of healthcare solutions. Endo's recent acquisition of HealthTronics reflects this new approach to building our business: As the leading urology services company in the United States, HealthTronics is diversifying our revenue stream, increasing our access to urologists and putting Endo on a path to become the premier provider of care in urology. HealthTronics maintains relationships with close to one-third of U.S. urologists and has a strong history of deploying new technology and providing turnkey support to these specialists.

Late last year, we received regulatory approval of FORTESTA™ Gel 2% (testosterone gel) as a treatment for male hypogonadism. Only about 9 percent (1.3 million) of men who are estimated to have low testosterone in the United States are currently diagnosed and receiving treatment for this condition, but the market for testosterone replacement therapy is growing at more than 20 percent annually. We have studied this market carefully, evaluated how best to reach prescribers, and successfully introduced the treatment in February 2011 to primary care physicians, as well as urologists and endocrinologists through our specialty pain, urology and endocrinology sales forces.

We remain committed to building our urology pipeline and are working with the FDA to address its complete response letter regarding our application to market AVEED™, a long-acting injectable testosterone treatment that we acquired in our purchase of Indevus Pharmaceuticals in 2009. When approved, AVEED will complement the FORTESTA Gel franchise as an attractive alternative delivery form of testosterone.

In November 2010, we completed our largest acquisition to date — the $1.2 billion purchase of generics drug company Qualitest Pharmaceuticals. With a robust pipeline of generic drug applications, a seasoned management team and a valuable portfolio of manufacturing assets, Qualitest is a perfect fit for Endo. It complements our generics business,

NUMBER OF EMPLOYEES DOUBLED TO

2,947

CASH FLOW FROM OPERATIONS INCREASED

54%

2010	$454 MILLION
2009	$295 MILLION

strengthens our core pain franchise and gives us critical mass to compete effectively in markets with high barriers to entry. Nearly 90 percent of U.S. prescriptions for pain products are filled by generics — and 40 percent of Qualitest's sales come from pain products. This year, Qualitest is expected to increase our revenues by approximately $400 million and our earnings by 40 cents per share. Our generics business has 46 Abbreviated New Drug Applications (ANDAs) under active FDA review in multiple therapeutic areas, and we anticipate that 14 ANDAs will be filed in 2011.

By every measure, we believe Endo is in a very strong position to achieve sustainable long-term growth. With the Qualitest acquisition completed, we now sell more than 175 products in multiple therapeutic areas and are the sixth largest generics pharmaceutical company in the United States as measured by prescription volume. We plan to build on last year's momentum by continuing to develop our pipeline, prepare for product launches, pursue new business opportunities and support our customers. We also are investing in discovery research and product development with strategic and academic partners and are leveraging the skills of our many new employees with expertise in guiding and growing a larger enterprise in anticipation of future growth. Their teamwork will be especially important as we integrate additional organizations into our company.

We commend our colleagues and Board of Directors for their strong performance in 2010. Thanks to their talent and hard work, we completed major steps in our transformation and set new records for financial performance. In the year ahead, we will keep our focus on how we can improve access to our products and promote better outcomes for patients as we increasingly become an integrated provider of comprehensive healthcare solutions. We believe the strategy that enabled our recent progress has served us well, and we will continue to execute against it as we look to sustain Endo's growth and strong performance.

Sincerely,



David P. Holveck
President and Chief Executive Officer



Roger H. Kimmel
Chairman of the Board



THE ACORN TO THE OAK

IS ONE OF THE MOST DRAMATIC AND

FASCINATING TRANSFORMATIONS IN

NATURE. THE GROWTH OF THE MODEST

ACORN INTO THE MIGHTY OAK REMINDS

US OF THE TREMENDOUS POTENTIAL

THAT CAN RESULT FROM PLANTING

THE RIGHT STRATEGIC SEEDS.

ECONOMICS

2010 was a year of significant progress in our company's strategic transformation. As the healthcare industry evolves, historic growth models no longer apply. Investing hundreds of millions of dollars into the search for the next blockbuster is not economical for any of our stakeholders.

Endo has grown responsibly through carefully selected pathways built on a portfolio of products to treat diseases that afflict patients in therapeutic areas such as pain management, urology, oncology and endocrinology. We have focused on practical outcomes and promising therapies — including branded and generic drugs, medical devices, healthcare services or a combination of these treatments.

Transformation through steady, responsible growth is not only about the organic growth of our products; it's part of a larger strategy to offer products and services at a range of price points to improve the economics of disease management. We are accomplishing this through targeted acquisitions, innovative approaches to research and development, and investment in new technologies.

Our growth strategy has enabled Endo to stay nimble and maintain our flexibility while transforming into an integrated healthcare solutions company, an organization equipped to compete and win in a dynamic industry and a changing world.

Today, 90 percent of all pain prescriptions are filled with generics, and the acquisition of Qualitest, the sixth largest generics manufacturer in the United States, allows us to capitalize on this market trend. As a result of the acquisition, Endo's pain portfolio now has branded or generic therapeutic options to address approximately 70 percent of all pain prescriptions written at a variety of price points.

"Vertical acquisitions such as Qualitest, which gives us new capabilities, have been at the crux of our growth strategy. This strategic deal, in particular, helped give us the ability to manufacture and distribute our own products — providing efficiencies that we can pass on to our customers and partners."

— ALAN LEVIN, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

AT THE QUALITEST FACILITY IN HUNTSVILLE, ALABAMA, A SCIENTIST FILLS A DISSOLUTION APPARATUS WITH MEDIA TO PERFORM DRUG RELEASE TESTING ON TABLETS.



THE CHAMELEON

IS FAMOUS FOR ITS REMARKABLE

ABILITY TO CHANGE ITS COLOR TO

BLEND INTO VARIOUS SURROUNDINGS.

THIS ASTONISHING TRANSFORMATION

ILLUSTRATES THE IMPORTANCE

OF BEING ABLE TO ADAPT TO A

CONSTANTLY CHANGING ENVIRONMENT

— MUCH AS WE MUST CONSTANTLY

ADJUST OUR BUSINESS.

ACCESS

OUR GENERICS BUSINESS HAS

46

ANDAs UNDER REVIEW AT THE FDA

The company's commitment to transformation comes with great responsibility: to our employees, to healthcare providers, to the healthcare system at large and — most of all — to patients. With new product approvals, key acquisitions in our primary disease states and novel drug delivery methods, as well as with new R&D investments and customer-centric models of problem solving, we quickly are becoming the example for what an integrated healthcare solutions company can be.

Making sure that patients have access to the therapies they need is a primary focus of the entire Endo organization, from our sales force to our scientific affairs organization to our relationships with regulators, advocates and physicians.

We are partnering with other healthcare companies to create total solutions for a better healthcare system. As the national healthcare debate focuses on improving quality and reducing costs, it is important to develop channels of access, which include stronger relationships with payers and physicians. This arrangement enables us to offer expanded options and opportunities to deliver effective, individualized healthcare solutions.

And as the landscape changes, our role with our customers has to evolve as well. We are working more closely and broadly with health plans and payers to be a true partner with them versus just a supplier of medicine. We want to provide helpful information and play a consultative role with our customers.

"Our plan to offer multiple products within the same disease state (whether they compete or complement one another) will offer greater value to our payer customers. It gives physicians and patients more choices. It differentiates us from competitors. And it gives us deeper relationships with these organizations."
— STEVE COOPER, SENIOR VICE PRESIDENT, MANAGED MARKETS

HEALTHTRONICS IS THE LARGEST PROVIDER OF CRYOTHERAPY SERVICES NATIONALLY. CRYOTHERAPY IS A MINIMALLY INVASIVE TREATMENT THAT USES EXTREME COLD TO FREEZE AND DESTROY DISEASED TISSUE, INCLUDING CANCER CELLS.

PORTFOLIO HIGHLIGHTS

Our portfolio of branded and generic products, and devices and services, has a unique focus on unmet needs, specifically in the areas of pain management, urology, oncology and endocrinology. These therapeutic areas and the pathways we are exploring among them, are the foundation for the products, services and information we deliver.

In 2010, we received the FDA approval of FORTESTA™ Gel, a testosterone replacement therapy for the treatment of male hypogonadism, which marks our entry into the adult endocrinology field. We believe FORTESTA Gel already is well-differentiated and well-positioned in the market. There is significant undertreatment of this condition, and sales in the category are growing approximately 20 percent annually. With the product having launched in early 2011, and the evaluation of other testosterone replacement therapies in our pipeline, we believe we are in an excellent position to enter this underserved market.

Our product portfolio has been reinforced through key acquisitions that are aligned with our therapeutic pathways and with our overall business strategy. With the addition of HealthTronics, our customers also now have access to a robust diagnostics offering through our Lab Solutions business, as well as access to key urological devices, including lithotripters, cryoablation technology and laser therapy.

Further, the vast capabilities and high-value assets of Qualitest expanded our generic portfolio dramatically. We now offer more than 175 products that are delivered in a variety of dosages and formulations, giving us more than 600 therapeutic solutions for patients.

"Our focus on key therapeutic areas allows us to concentrate on the current and emerging needs of patients, providers and payers. Our strategy is to maximize the value of our company as a partner to these audiences by offering a variety of therapies, with different means of delivery and at a variety of price points."

— JULIE MCHUGH, CHIEF OPERATING OFFICER

PRODUCT/COMPANY



LIDODERM®



Opana® ER and Opana®


Voltaren Gel

Voltaren® Gel



SUPPRELIN® LA


VALSTAR

VALSTAR®

Qualitest® Pharmaceuticals

Generics


HealthTronics

Devices and Services

DESCRIPTION	TOTAL REVENUES (IN THOUSANDS)	GROWTH
Indicated for relief of pain associated with post-herpetic neuralgia (PHN). Apply only to intact skin.	2010 $782,609 2009 $763,698	2%
Opana is indicated for the relief of moderate to severe acute pain where the use of an opioid is appropriate. Opana ER is indicated for the relief of moderate to severe pain in patients requiring continuous, around-the-clock opioid treatment for an extended period of time.	2010 $299,080 2009 $230,631	30%
Indicated for the relief of the pain of osteoarthritis of joints amenable to topical treatment, such as the knees and those of the hands. Voltaren Gel has not been evaluated for use on the spine, hip or shoulder.	2010 $104,941 2009 $78,868	33%
Is a subcutaneous implant indicated for the treatment of children with central precocious puberty (CPP).	2010 $46,910 2009 $27,822	69%
Is the only FDA-approved intravesical therapy indicated for Bacillus Calmette-Guerin (BCG)-refractory carcinoma in situ (CIS) of the urinary bladder in patients for whom immediate cystectomy would be associated with unacceptable morbidity or mortality.	2010 $14,120 2009 $3,356	321%
Qualitest, based in Huntsville, Alabama, is the sixth largest supplier of generics in the United States and features a portfolio exceeding 175 products. Endo's acquisition of Qualitest strengthens our pain solutions franchise and solidifies our position in the U.S. generics market.	2010 $469,045* 2009 $431,763*	9%
HealthTronics, based in Austin, Texas, is a provider of urology services and products. Endo's acquisition of HealthTronics exemplifies our commitment to the field of urology. HealthTronics offers advanced medical technologies to urologists, hospitals, surgery centers and clinics across the United States.	2010 $200,833* 2009 $185,330*	8%

** To ease comparability, pro forma numbers presented for HealthTronics and Qualitest Pharmaceuticals assume we acquired both companies at the beginning of each period. Please see inside back cover of this annual report.*

R&D PIPELINE HIGHLIGHTS AND STRATEGY

MORE THAN

175

PRODUCTS WITH A FOCUS IN THE FIELDS OF PAIN MANAGEMENT, UROLOGY, ONCOLOGY AND ENDOCRINOLOGY

In keeping with our transformation, Endo continues to redefine innovation with its unique virtual approach to research and development that pools the resources and efforts of leading minds globally to develop breakthrough drugs, devices and services. Our priorities are to expand and grow our pipeline to include both near- and long-term assets that can contribute to the future growth of the company. This approach aligns with the direction of the industry toward leaner processes and targeted treatments that advance positive patient outcomes.

Through in-house programs, collaborative research and strategic acquisitions, Endo has transformed our pipeline into one of the most robust and active in our peer group. We already have started to see success and the promise of additional organic growth, in the form of new products from our pipeline, including the recent approval of FORTESTA Gel in late 2010.

A critical research partnership with Orion Corporation, of Finland, also is guiding us deeper into the field of oncology. With a combined pipeline of eight discovery phase assets, our partnership to date is based on collaboration and risk sharing and fits into our virtual model for R&D. The most promising asset to come from this partnership is a novel androgen-receptor antagonist for the treatment of advanced prostate cancer.

"The enormous effort we have put behind R&D since we began our transformation has positioned us well for the future. We have multiple clinical programs under way to expand our branded pharmaceuticals business. We also have a substantial number of generic product candidates under review by the FDA and a growing portfolio of generic products in our pipeline. Finally, our device research is making great strides, and we have a positive outlook for our entire discovery platform."

— IVAN GERGEL, M.D., EXECUTIVE VICE PRESIDENT, RESEARCH & DEVELOPMENT

PRODUCT	PHASE 1	PHASE 2	PHASE 3	NDA
FORTESTA™ Gel *Testosterone gel* Hypogonadism				APPROVED
Long-Acting Oxymorphone HCl *Crush-resistant formulation* Moderate to severe chronic pain				PENDING
AVEED™ *Testosterone undecanoate injection* Hypogonadism				UPDATE PENDING
Urocidin™ *Mycobacterial Cell Wall-DNA Complex* Bladder cancer				
Octreotide Implant Acromegaly				
Axomadol Moderate to severe chronic pain and diabetic peripheral neuropathy				



THE UGLY DUCKLING

IS A STORY ABOUT TRANSFORMATION THAT WE ALL KNOW WELL. THE LESSON FOR HEALTHCARE COMPANIES, AND PERHAPS PATIENTS AS WELL, IS TO STAY FOCUSED ON POSITIVE OUTCOMES DESPITE THE UNCERTAINTY OF THE PRESENT.

OUTCOMES

The ongoing transformation of the healthcare industry has ushered in an era of accountability along the entire treatment continuum. With this transformation, the industry's focus has shifted from disease and treatment to the one measurement that matters most: positive patient outcomes.

Endo's focus on positive outcomes — and multiple therapy platforms to treat patients within core disease states — is a natural consequence of our growth and business strategy. By concentrating all of our resources and experience behind four core therapeutic categories, we have developed a depth of industry relationships and in-house expertise that enables efficient healthcare delivery that maximizes results for those receiving care.

Thus, as we transform into a total healthcare solutions company, we believe Endo is uniquely positioned to succeed as the industry embraces improved patient outcomes as the ultimate measure of success for healthcare and healthcare reform.

Physicians want better tools for improved outcomes. Payers want better outcomes at minimum cost. Policymakers want a system where outcomes and cost are continually intertwined. Patients just want to get better and to get out of the system as effectively and efficiently as possible.

Aligned with the company's commitment to developing solutions and providing positive outcomes, Endo has invested in treatment opportunities along the bladder cancer care pathway. Endo solidified its commitment to the urology space with the reintroduction of VALSTAR® in 2009 and now is finalizing a comparative study of Urocidin™ with mitomycin c, another bladder cancer treatment. This pivotal Phase 3 study for refractory bladder cancer began enrolling patients in early 2011. This novel treatment for refractory bladder cancer represents the type of innovative solution we are targeting to offer enhanced outcomes for urologists and their patients.

"The care pathway is a great way to visualize market prospects as the treatment paradigm evolves. It allows us to effectively view potential opportunities and identify gaps of unmet medical need in a particular disease state. We then can strategically evaluate where we may be able to fill a gap and provide the market with another meaningful advancement along the continuum of care."

— BOB PRACHAR, SENIOR VICE PRESIDENT, STRATEGIC MARKETING & EMERGING PLATFORMS



AT THE HEALTHTRONICS LABORATORY SERVICES FACILITY IN COLLEGEVILLE, PENNSYLVANIA, A SCIENTIST VIEWS AN UROVYSION FISH (FLUORESCENCE IN SITU HYBRIDIZATION) OF A BLADDER CARCINOMA CELL SHOWING ABNORMALITY IN MULTIPLE CHROMOSOMES.

PARTNERSHIPS IN ACTION

Understanding and addressing the importance for patients, caregivers and healthcare professionals to have access to resources and information to help effectively manage patients' health conditions is a critical piece of Endo's responsibility.

We have been a proud supporter of the Bladder Cancer Advocacy Network (BCAN) over the past several years, helping to increase public awareness about bladder cancer, advancing bladder cancer research, and providing educational and support services for the bladder cancer community.

Endo has supported independent educational initiatives such as BCAN's annual scientific Bladder Cancer Think Tank, the development of a survivorship care plan, and semiannual patient forums organized and hosted by BCAN at various sites across the country that bring together medical professionals, researchers, bladder cancer patients, caregivers and loved ones.

The pain community is a unique one, committed to a patient-centric approach to the management of acute and chronic pain conditions. Through our work with the American Pain Society, the American Academy of Pain Medicine, the American Academy of Pain Management and other professional organizations, Endo partners with a diverse group of scientists and healthcare professionals involved in advancing patient care, education, research and advocacy. By collaborating with patient organizations such as the American Pain Foundation and the American Chronic Pain Association, Endo works shoulder-to-shoulder to help bring customers, communities and people affected by pain together and to assist them in achieving better outcomes.

A critical focus for Endo is a strong commitment to the safe and appropriate use of our medications. Endo has worked closely with more than 50 professional, patient and community organizations to help mitigate potential risks associated with the misuse of opioid analgesics. In addition, we have supported innovative research and educational resources like the Screener and Opioid Assessment for Patients with Pain (SOAPP®), a scientifically validated tool developed by Inflexxion, Inc. with grant support from the National Institutes of Health and Endo. The SOAPP screening tool, which helps clinicians predict the relative risk of opioid misuse among chronic pain patients, has been integrated into multiple evidence-based guidelines and was recently endorsed by Kaiser Permanente's National Pain Management Advisory Group as its first recommended practice tool.

"We're transforming every aspect of our business to become an integrated healthcare solutions company and a partner to healthcare professionals and providers throughout a patient's entire continuum of care. We are building deeper relationships and playing a more consultative role to bring solutions to the problems our customers see every day."

— NANCY SANTILLI, VICE PRESIDENT, SCIENTIFIC AFFAIRS

ACCESS AND INFORMATION FOR PATIENTS

At Endo, the spirit of transformation does not stop at our doors; we also seek to positively impact the world around us and the communities in which we live and work. We support organizations that have a direct impact on people in need of access to basic necessities, healthcare and education.



Over the last nine years, Endo has supported Community Volunteers in Medicine (CVIM) through our Corporate Giving program with more than $255,000 given to date to support CVIM's mission of providing medical and dental care to low-income, working adults and their children without insurance in our community of Chester County, Pennsylvania.

Through the Connecting Parents to Parents program web site, a partnership between The Major Aspects of Growth In Children (MAGIC) Foundation and Endo, we are helping to connect families and patients dealing with the uncommon condition of central precocious puberty (CPP).

CPP, where puberty starts earlier than usual in children, can cause several physical complications. Connecting Parents to Parents unites families who can share the stages and experiences of their child's central precocious puberty journey and provides critical information on treatment options and tips on how to find the right doctor.

"When my daughter turned age six, she had the bone structure of a nine-year-old. When we attended our first MAGIC Foundation conference, I was excited to meet other families who had the same questions, concerns and frustrations that I had. It really calmed my anxieties to hear the stories and experiences of other families dealing with central precocious puberty."
— DENISE D., CPP PARENT

COMPANY INFORMATION

Endo Pharmaceuticals is a U.S.-based specialty healthcare solutions company, focused on high-value branded products and specialty generics. Endo is redefining its position in the healthcare marketplace by anticipating and embracing the evolution of health decisions based on the need for high-quality and cost-effective care.

Endo aims to be the premier partner to healthcare professionals and payment providers, delivering an innovative suite of complementary diagnostics, drugs, devices and clinical data to meet the needs of patients in areas such as pain management, urology, oncology and endocrinology.

Endo was established in 1997 through a management buyout from DuPont Merck. The company is based in Chadds Ford, Pennsylvania, and employed 2,947 employees as of December 31, 2010 throughout the United States.

DIRECTORS

ROGER H. KIMMEL [1,3,4]
Chairman of the Board
Vice Chairman, Rothschild, Inc.

JOHN J. DELUCCA [1,2]
Retired Executive Vice President and
Chief Financial Officer, REL Consultancy Group

DAVID P. HOLVECK
President and Chief Executive Officer

NANCY J. HUTSON, PH.D. [2,3,4]
Retired Senior Vice President,
Pfizer Global Research and Development

MICHAEL HYATT [3,4]
Senior Advisor, Irving Place Capital

WILLIAM P. MONTAGUE [1,4]
Retired Chief Executive Officer and Director,
Mark IV Industries, Inc.

DAVID B. NASH, M.D., M.B.A.
Dean, Jefferson School of Population Health

JOSEPH C. SCODARI [2,4]
Retired Worldwide Chairman,
Pharmaceutical Group of Johnson & Johnson

WILLIAM F. SPENGLER [1,2]
President, ChromaDex Corporation

[1] Audit Committee Member as of 12/31/2010
[2] Compensation Committee Member as of 12/31/2010
[3] Nominating & Governance Committee Member as of 12/31/2010
[4] Transactions Committee Member as of 12/31/2010

EXECUTIVE LEADERSHIP COMMITTEE

DAVID P. HOLVECK
President and Chief Executive Officer

LAWRENCE A. CUNNINGHAM
Senior Vice President, Human Resources

IVAN P. GERGEL, M.D.
Executive Vice President,
Research & Development

DENISE L. HUDSON
Senior Vice President,
Enterprise Quality & Supply Chain

ALAN G. LEVIN
Executive Vice President and
Chief Financial Officer

CAROLINE B. MANOGUE
Executive Vice President,
Chief Legal Officer and Secretary

JULIE H. MCHUGH
Chief Operating Officer

JAMES S.B. WHITTENBURG
Group President, HealthTronics, Inc.

CORPORATE INFORMATION

AUDITORS
Deloitte & Touche LLP
1700 Market Street, 25th Floor
Philadelphia, PA 19103

CORPORATE COUNSEL
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

INVESTOR RELATIONS
Blaine Davis
Vice President, Corporate Affairs
(610) 459-7158

Jonathan Neely
Associate Director, Investor Relations
(610) 459-6645

ANNUAL SHAREHOLDER MEETING
Wednesday, May 25, 2011 at 10:00 a.m.
Endo Pharmaceuticals Inc.
100 Endo Blvd.
Building One
Chadds Ford, PA 19317

STOCK EXCHANGE
Endo Pharmaceuticals Holdings Inc. common stock is listed on NASDAQ under the ticker symbol ENDP.

SEC FORM 10-K
A copy of the company's annual report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, is available on our web site or may be obtained without charge by writing to:

Corporate Affairs
Endo Pharmaceuticals
100 Endo Blvd.
Chadds Ford, PA 19317

CAUTION: FORWARD-LOOKING STATEMENTS
This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in economic, business, competitive, market and regulatory factors. More information about those factors is contained in Endo's filings with the U.S. Securities and Exchange Commission.

*NOTE TO TABLE ON PAGE 15 OF THIS ANNUAL REPORT
This unaudited supplemental pro forma information presents the financial results of our Generics and Devices and Services businesses as if the acquisitions of Qualitest (for Generics) and HealthTronics (for Devices and Services) had occurred on January 1, 2010 for the year ended December 31, 2010 and January 1, 2009 for the year ended December 31, 2009. It has been prepared for comparative purposes only and does not purport to be indicative of what would have occurred had these acquisitions been made on January 1, 2010 or January 1, 2009, nor is it indicative of any future results. It is based on the historical financial information of Qualitest and HealthTronics, adjusted to apply the Company's accounting policies and comply with the requirements of the acquisition method of accounting.


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ENDO
PHARMACEUTICALS

ENDO PHARMACEUTICALS HOLDINGS INC.
100 ENDO BLVD.
CHADDS FORD, PA 19317
WWW.ENDO.COM